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                              February 9, 2022

       Diane Bessette
       Chief Financial Officer
       Lennar Corporation
       700 Northwest 107th Avenue
       Miami, FL 33172

                                                        Re: Lennar Corporation
                                                            Form 10-K for the
Fiscal Year Ended November 30, 2021
                                                            Filed January 28,
2022
                                                            File No. 001-11749

       Dear Ms. Bessette:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended November 30, 2021

       Note 1. Summary of Significant Accounting Policies
       Revenue Recognition, page 49

   1. We note your disclosure on page 50 that sales incentives are one of many significant inputs the the Company
uses in estimating its fair value of its communities. Given their significance, please
expand your Homebuilding revenue recognition disclosures to discuss how the Company
accounts for its sales incentives that it provides its customers. Your disclosures should
highlight whether the Company typically offers customers sales incentives and the
nature of each type of incentive that is offered. Finally, please disclose the amounts of such
incentives for each of the periods presented and how the Company accounts for such
incentives, including whether the Company recognizes such incentives as a reduction of
revenue or in its costs and expenses.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Diane Bessette
Lennar Corporation
February 9, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at
202-551-
3429 with any questions.



FirstName LastNameDiane Bessette                          Sincerely,
Comapany NameLennar Corporation
                                                          Division of
Corporation Finance
February 9, 2022 Page 2                                   Office of Real Estate
& Construction
FirstName LastName